Exhibit 99.2

EXECUTION VERSION

BROOKFIELD ASSET MANAGEMENT INC.

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BROOKFIELD PROPERTY PARTNERS L.P.

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BROOKFIELD PROPERTY L.P.

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BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

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BROOKFIELD PROPERTY GROUP LLC

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BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC

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BPG HOLDINGS GROUP INC.

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each of the Holding Entities that has executed this Agreement on Schedule A hereto

SECOND AMENDED AND RESTATED master services AGREEMENT

August 27, 2018

Table of Contents

Article 1
INTERPRETATION		2
1.1	Definitions	2
1.2	Headings and Table of Contents	8
1.3	Interpretation	8
1.4	Actions by the Service Providers or the Service Recipients	9
1.5	Generally Accepted Accounting Principles	9
1.6	Invalidity of Provisions	9
1.7	Entire Agreement	9
1.8	Waiver, Amendment	10
1.9	Governing Law	10

Article 2
APPOINTMENT OF THE Service ProviderS		10
2.1	Appointment and Acceptance	10
2.2	Other Holding Entities	10
2.3	Other Service Providers	10
2.4	Subcontracting and Other Arrangements	11

Article 3
SERVICES AND POWERS OF THE Service ProviderS		11
3.1	Services	11
3.2	Supervision of the Service Providers’ Activities	12
3.3	Restrictions on the Service Providers	13
3.4	Errors and Omissions Insurance	13
3.5	Responsibility for Certain Services	13

Article 4
RELATIONSHIP BETWEEN THE Service ProviderS AND THE SERVICE RECIPIENTS		14
4.1	Other Activities	14
4.2	Exclusivity	14
4.3	Independent Contractor, No Partnership, Joint Venture or Agency	14

Article 5
MANAGEMENT AND EMPLOYEES		15
5.1	Management and Employees	15
5.2	Compensation Charges	15

Article 6
INFORMATION and records		15
6.1	Books and Records	15
6.2	Examination of Records by the Service Recipients	16
6.3	Access to Information by Service Provider Group	16
6.4	Additional Information	17

Article 7
FEES AND EXPENSES		17
7.1	Base Management Fee	17
7.2	Computation and Payment of Base Management Fee	17
7.3	Failure to Pay When Due	18
7.4	Amendment to the Fee Amount	18
7.5	Expenses	18
7.6	Governmental Charges	19
7.7	Computation and Payment of Expenses and Governmental Charges	20

Article 8
Brookfield’s obligation		20

Article 9
REPRESENTATIONS and WARRANTIES Of THE Service Providers AND THE SERVICE RECIPIENTS		20
9.1	Representations and Warranties of the Service Providers	20
9.2	Representations and Warranties of the Service Recipients	21

Article 10
LIABILITY AND INDEMNIFICATION		22
10.1	Indemnity	22
10.2	Limitation of Liability	23
10.3	Benefit to all Indemnified Parties	23
10.4	No Waiver	23

Article 11
TERM AND TERMINATION		24
11.1	Term	24
11.2	Termination by the Service Recipients	24
11.3	Termination by the Service Providers	25
11.4	Survival Upon Termination	25
11.5	Action Upon Termination	26
11.6	Release of Money or other Property Upon Written Request	26

Article 12
GENERAL PROVISIONS		27
12.1	Limited Liability of Limited Partners	27
12.2	Assignment	27
12.3	Enurement	28
12.4	Notices	28
12.5	Further Assurances	30
12.6	Counterparts	30
12.7	Other Holding Entities	30

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SECOND AMENDED AND RESTATED MASTER SERVICES AGREEMENT

THIS AGREEMENT made as of the 27th day of August, 2018.

BETWEEN:

BROOKFIELD ASSET MANAGEMENT INC. (“Brookfield”), a corporation existing under the laws of the Province of Ontario

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BROOKFIELD PROPERTY PARTNERS L.P. (“BPY”), an exempted limited partnership existing under the laws of Bermuda

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BROOKFIELD PROPERTY L.P. (the “Property Partnership”), an exempted limited partnership existing under the laws of Bermuda

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BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED (the “UK Service Provider”), a company incorporated under the laws of England

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BROOKFIELD PROPERTY GROUP LLC (the “US Service Provider”), a limited liability company formed under the laws of the State of Delaware

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BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC (the “US Service Provider II”), a limited liability company formed under the laws of the State of Delaware

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BPG HOLDINGS GROUP INC. (the “Canadian Service Provider”), a corporation existing under the laws of the Province of Ontario

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each of the Holding Entities (as defined below)

RECITALS:

A.       The Service Recipients (as defined below) directly or indirectly hold interests in commercial property assets and will directly or indirectly acquire, from time to time, interests in other commercial property assets; and

B.       BPY, the Property Partnership and the Holding Entities engaged the Service Providers (as defined below) to provide or arrange for other members of the Service Provider Group (as defined below) to provide to the Service Recipients certain management and administration services, subject to the terms and conditions of an amended and restated master services agreement dated March 3, 2015 (the “Current Agreement”), as amended further pursuant to the First Amendment to the Amended and Restated Master Services Agreement, dated July 1, 2015; and

C.       BPY, the Property Partnership and the Holding Entities wish to amend and restate the Current Agreement to consolidate all amendments thereto, provide for a reimbursement mechanism for Brookfield from the Service Recipients in respect of certain fees and indemnity obligations payable pursuant to the Rights Agreement (defined hereinafter) and to reflect an adjustment to the calculation of the Base Management Fee payable hereunder as a result of the recapitalization of the BPR Group. In connection with such recapitalization, the BPR MSA (as defined herein) will be entered into pursuant to which certain management fees will be payable (which fees are to be calculated net of any similar fees paid but not accounted for in the calculation of the fees payable pursuant to this Agreement or the Property Partnership LPA). Similarly, the Base Management Fee payable hereunder is also to be calculated net of any similar fees paid but not accounted for in the calculation of the fees payable pursuant to the BPR MSA.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, except where the context otherwise requires, the following terms will have the following meanings:

1.1.1         “Advisers Act” means the U.S. Investment Advisers Act of 1940, as amended;

1.1.2         “Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control of a third Person;

1.1.3         “Agreement” means this Second Amended and Restated Master Services Agreement;

1.1.4         “Available Cash” means all cash and cash equivalents of the BPY Group available for distribution by the Service Recipients determined at the sole discretion of the BPY General Partner, which, for greater certainty, (i) may not in all cases equal an amount of cash held by the Service Recipients after the payment of expenses, debt service obligations on any indebtedness and any other expense or reserve for any liability, working capital or capital expenditure and (ii) may include cash that has been borrowed by any of the Service Recipients;

1.1.5         “Base Management Fee” means, with respect to any Quarter, the Fee Amount less the Fee Adjustment, if any, for such Quarter, but in no event will be equal to less than $12.5 million (as adjusted for inflation annually beginning on January 1, 2014, at the Inflation Factor);

1.1.6         “BPR Group” has the meaning assigned thereto in the BPR MSA;

1.1.7         “BPR MSA” means the master services agreement the date hereof, among, inter alia, Brookfield, Brookfield Property REIT Inc., BPR OP, LP and the Service Providers, as amended from time to time;

1.1.8         “BPY” has the meaning assigned thereto in the preamble;

1.1.9         “BPY General Partner” means the general partner of BPY, which currently is Brookfield Property Partners Limited;

1.1.10       “BPY Group” means BPY, the Property Partnership, the Holding Entities, the Operating Entities and any other direct or indirect Subsidiary of a Holding Entity;

1.1.11       “Brookfield” has the meaning assigned thereto in the preamble;

1.1.12       “Brookfield Fund” means any private investment entity, managed account, joint venture, consortium, partnership or investment fund established, sponsored or managed by a member of the Brookfield Group;

1.1.13       “Brookfield Group” means Brookfield, any of its Affiliates and any Brookfield Fund, but excludes any member of the BPY Group or BPR Group;

1.1.14       “Business Day” means every day except a Saturday or Sunday, or a day which is a statutory or civic holiday in Bermuda, the Province of Ontario, or the State of New York;

1.1.15       “Canadian Service Provider” has the meaning assigned thereto in the preamble;

1.1.16       “CanHoldco” means Brookfield BPY Holdings Inc.;

1.1.17       “Claims” has the meaning assigned thereto in Section 10.1.1;

1.1.18       “Compensation Charge” has the meaning assigned thereto in Section 5.2;

1.1.19       “Control” means the control by one Person of another Person in accordance with the following: a Person (“A”) controls another Person (“B”) where A has the power to determine the management and policies of B by contract or status (for example, the status of A being the general partner of B) or by virtue of the beneficial ownership of or control over a majority of the voting interests in B; and, for greater certainty and without limitation, if A owns or has control over shares or other securities to which are attached more than 50% of the votes permitted to be cast in the election of directors to the Governing Body of B, or A is the general partner of B, a limited partnership, then in each case A Controls B for this purpose; and the term “Controlled” has the corresponding meaning;

1.1.20       “Current Agreement” has the meaning assigned thereto in the recitals;

1.1.21       “Equity Enhancement Distribution” has the meaning assigned thereto in Section 7.4;

1.1.22       “Expense Statement” has the meaning assigned thereto in Section 7.7;

1.1.23       “Expenses” has the meaning assigned thereto in Section 7.5.2;

1.1.24       “Fair Market Value” means, with respect to a Unit, (i) if such Unit is listed on a stock exchange or public quotation system, the Trading Price of such Unit, or (ii) if such Unit is not listed on a stock exchange or public quotation system, the fair market value of such Unit determined by the Governing Body of the BPY General Partner;

1.1.25       “Fee Adjustment” means an amount equal to the sum of, if any (i) the Residual Creditable Operating Entity Payment (as defined in the limited partnership agreement of Property Partnership) for such Quarter, (ii) the Residual Equity Enhancement Adjustment (as defined in the limited partnership agreement of Property Partnership) for such Quarter, (iii) the Service Agreement Fees (as defined and determined in accordance with the BPR MSA) paid in or payable for such Quarter to the extent such amount has not already been applied to reduce the Net Base Management Fees (as defined and determined in accordance with the BPR MSA) for such Quarter, and (iv) the Creditable Operating Entity Payment (as defined and determined in accordance with the BPR MSA) paid in or payable for such Quarter to the extent such amount has not already been applied to reduce the Net Base Management Fees (as defined and determined in accordance with the BPR MSA);

1.1.26       “Fee Amount” means an amount equal to the greater of (a) 0.125% of the Total Capitalization as of the last day of such Quarter and (b) $12.5 million (as adjusted for inflation annually beginning on January 1, 2014, at the Inflation Factor);

1.1.27       “Governing Body” means (i) with respect to a corporation or limited company, the board of directors of such corporation or limited company, (ii) with respect to a limited liability company, the manager(s), director(s) or managing partner(s) of such limited liability company, (iii) with respect to a partnership, the board, committee or other body of each general partner or managing partner of such partnership, that serves a similar function (or if any such general partner or managing partner is itself a partnership, the board, committee or other body of such general or managing partner’s general or managing partner that serves a similar function), and (iv) with respect to any other Person, the body of such Person that serves a similar function, and in the case of each of (i) through (iv) includes any committee or other subdivision of such body and any Person to whom such body has delegated any power or authority, including any officer or managing director;

1.1.28       “Governing Instruments” means (i) the memorandum of association and bye-laws in the case of any exempted company existing under the Laws of Bermuda, (ii) the certificate of incorporation, amalgamation or continuance, as applicable, and by-laws in the case of a corporation, (iii) the memorandum and articles of association in the case of a limited company, (iv) the partnership agreement in the case of a partnership, (v) the articles of formation and operating agreement in the case of a limited liability company, (vi) the trust instrument in the case of a trust and (vii) any other similar governing document under which an entity was organized, formed or created or operates, including any conflict guidelines or protocols in place from time to time;

1.1.29       “Governmental Authority” means any (i) international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) self-regulatory organization or stock exchange, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

1.1.30       “Governmental Charge” has the meaning assigned thereto in Section 7.6;

1.1.31       “Holding Entities” means the entities that have executed this Agreement on Schedule A hereto and any other primary holding Subsidiaries of the Property Partnership created or acquired after the date of this Agreement through which the Property Partnership indirectly holds its interest in the Operating Entities, excluding, for greater certainty, any Operating Entities;

1.1.32       “Indemnified Party” has the meaning assigned thereto in Section 10.1.1;

1.1.33       “Indemnifying Party” has the meaning assigned thereto in Section 10.1.1;

1.1.34       “Independent Committee” means a committee of the board of directors of the BPY General Partner made up of directors that are “independent” of Brookfield and its Affiliates, in accordance with the BPY General Partner’s Governing Instruments;

1.1.35       “Inflation Factor” means, at any time, the fraction obtained where the numerator is the Consumer Price Index for the United States of America (all items) for the then current year and the denominator is the Consumer Price Index for the United States of America (all items) for the year immediately preceding the then current year, with appropriate mathematical adjustment made to ensure that both the numerator and the denominator have been prepared on the same basis;

1.1.36       “Interest Rate” means, for any day, the rate of interest equal to the overnight U.S. dollar London interbank offered rate on such day;

1.1.37       “Investment Advisory Services” means any recommendation to buy, sell, vote or take any similar action with respect to a Security;

1.1.38       “Laws” means any and all applicable (i) laws, constitutions, treaties, statutes, codes, ordinances, principles of common and civil law and equity, rules, regulations and municipal by-laws, whether domestic, foreign or international, (ii) judicial, arbitral, administrative, ministerial, departmental and regulatory judgments, orders, writs, injunctions, decisions, and awards of any Governmental Authority, and (iii) policies, practices and guidelines of any Governmental Authority which, although not actually having the force of law, are considered by such Governmental Authority as requiring compliance as if having the force of law; and the term “applicable”, with respect to such Laws and in the context that refers to one or more Persons, means such Laws that apply to such Person or Persons or its or their business, undertaking, property or securities at the relevant time and that emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.1.39       “Liabilities” has the meaning assigned thereto in Section 10.1.1;

1.1.40       “Operating Entities” means, from time to time, the Persons in which the Holding Entities, directly or indirectly, hold interests and that (i) directly hold real estate assets, or (ii) indirectly hold real estate assets but all of the interests of which are not held, directly or indirectly, by the Holding Entities, other than, in the case of each of (i) and (ii), any Person in which the Holding Entities, directly or indirectly, hold interests for investment purposes only of less than 5% of the outstanding equity securities of that Person;

1.1.41       “Permit” means any consent, license, approval, registration, permit or other authorization granted by any Governmental Authority;

1.1.42       “Person” means any natural person, partnership, limited partnership, limited liability partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), limited liability corporation, unlimited liability company, joint stock company, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, Governmental Authority or other entity however designated or constituted and pronouns have a similarly extended meaning;

1.1.43       “Principal Exchange” means the principal stock exchange or public quotation system (determined on the basis of aggregate trading volume for the prior four months) on which the Units are listed;

1.1.44       “Property Partnership” has the meaning assigned thereto in the preamble;

1.1.45       “Property Partnership LPA” means the second amended and restated limited partnership agreement of Brookfield Property L.P., dated August 8, 2013, as amended December 4, 2014 and July 1, 2015, and as the same may be amended from time to time;

1.1.46       “Property Special LP” means Brookfield Property Special L.P., which is the special limited partner of the Property Partnership and was previously named Brookfield Property GP L.P.;

1.1.47       “Quarter” means a calendar quarter ending on the last day of March, June, September or December;

1.1.48       “Redemption-Exchange Units” means the limited partnership units of the Property Partnership with the rights and obligations specified in the limited partnership agreement of the Property Partnership;

1.1.49       “Relationship Agreement” means the agreement dated April 15, 2013 entered into among BPY, the Property Partnership, the Holding Entities listed on Schedule A thereto, Brookfield and the UK Service Provider that governs aspects of the relationship among them;

1.1.50       “Rights Agreement” has the meaning assigned thereto in Section 7.5.3;

1.1.51       “SEC” means the U.S. Securities and Exchange Commission;

1.1.52       “Security” shall have the meaning assigned thereto in the Advisers Act;

1.1.53       “Service Agreement” means any agreement or arrangement entered into pursuant to Section 2.4 between a Service Provider, any other member of the Service Provider Group and any Service Recipient pursuant to which Services are provided;

1.1.54       “Service Provider Group” means the Service Providers and any member of the Brookfield Group that any Service Provider has arranged to provide the Services to any Service Recipient;

1.1.55       “Service Providers” means the UK Service Provider, the US Service Provider, the US Service Provider II, the Canadian Service Provider and any other Affiliate of Brookfield that is appointed by the UK Service Provider, the US Service Provider, the US Service Provider II, the Canadian Service Provider or any such Affiliate from time to time to act as a service provider pursuant to this Agreement;

1.1.56       “Service Recipients” means BPY, the Property Partnership, the Holding Entities and, at the option of the Holding Entities, any wholly-owned Subsidiary of a Holding Entity, excluding, for greater certainty, any Operating Entities;

1.1.57       “Services” has the meaning assigned thereto in Section 3.1;

1.1.58       “Subsidiary” means, with respect to any Person, (i) any other Person that is directly or indirectly Controlled by such Person, (ii) any trust in which such Person holds all of the beneficial interests, or (iii) any partnership, limited liability company or similar entity in which such Person holds all of the interests other than the interests of any general partner, managing member or similar Person;

1.1.59       “Third Party Claim” has the meaning assigned thereto in Section 10.1.2;

1.1.60       “Total Capitalization” has the meaning given thereto in the limited partnership agreement of the Property Partnership;

1.1.61       “Trading Price” means, in any Quarter, with respect to any Unit that is listed on a stock exchange or public quotation system, the volume-weighted average trading price of such Unit on the Principal Exchange for the five trading days ending on the last trading day of such Quarter; provided that where the Trading Price of such Unit is calculated in any currency other than U.S. dollars, such amount will be converted to U.S. dollars for purposes of this Agreement in accordance with the applicable exchange rate, as determined by the Service Providers acting reasonably;

1.1.62       “UK Service Provider” has the meaning assigned thereto in the preamble;

1.1.63       “Units” means the limited partnership units of BPY;

1.1.64       “US Service Provider” has the meaning assigned thereto in the preamble; and

1.1.65       “US Service Provider II” has the meaning assigned thereto in the preamble.

1.2	Headings and Table of Contents

The inclusion of headings and a table of contents in this Agreement are for convenience of reference only and will not affect the construction or interpretation hereof.

1.3	Interpretation

In this Agreement, unless the context otherwise requires:

1.3.1       words importing the singular will include the plural and vice versa, words importing gender will include all genders or the neuter, and words importing the neuter will include all genders;

1.3.2       the words “include”, “includes”, “including”, or any variations thereof, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

1.3.3       references to any Person include such Person’s successors and permitted assigns;

1.3.4       except as otherwise provided in this Agreement, any reference in this Agreement to a statute, regulation, policy, rule or instrument will include, and will be deemed to be a reference also to, all rules and regulations made under such statute, in the case of a statute, to all amendments made to such statute, regulation, policy, rule or instrument, and to any statute, regulation, policy, rule or instrument that may be passed which has the effect of supplementing or superseding the statute, regulation, policy, rule or instrument so referred to;

1.3.5       any reference to this Agreement or any other agreement, document or instrument will be construed as a reference to this Agreement or, as the case may be, such other agreement, document or instrument as the same may have been, or may from time to time be, amended, varied, replaced, amended and restated, supplemented or otherwise modified;

1.3.6       in the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount will be determined or such action will be required to be taken at or before the requisite time on the next succeeding day that is a Business Day; and

1.3.7         except where otherwise expressly provided, all amounts in this Agreement are stated and will be paid in U.S. currency.

1.4	Actions by the Service Providers or the Service Recipients

Unless the context requires otherwise, where the consent of or a determination is required by any Service Provider or Service Recipient hereunder, the parties will be entitled to conclusively rely upon it having been given or taken, as applicable, if, such Service Provider or Service Recipient, as applicable, has communicated the same in writing.

1.5	Generally Accepted Accounting Principles

In this Agreement, references to “generally accepted accounting principles” mean the generally accepted accounting principles used by BPY in preparing its financial statements from time to time.

1.6	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable law, the parties waive any provision of law which renders any provision of this Agreement invalid or unenforceable in any respect. The parties will engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

1.7	Entire Agreement

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneous with, or after entering into this Agreement, or any amendment or supplement hereto, by any party to this Agreement or its directors, officers, employees or agents, to any other party to this Agreement or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement, and none of the parties to this Agreement has been induced to enter into this Agreement or any amendment or supplement hereto by reason of any such warranty, representation, opinion, advice or assertion of fact. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent contemplated above.

1.8	Waiver, Amendment

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right.

1.9	Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or any argument that such court provides an inconvenient forum.

Article 2
APPOINTMENT OF THE Service ProviderS

2.1	Appointment and Acceptance

2.1.1          Subject to and in accordance with the terms, conditions and limitations in this Agreement, the Service Recipients hereby appoint the Service Providers to provide or arrange for other members of the Service Provider Group to provide the Services to the Service Recipients. This appointment will be subject to each Service Recipient’s Governing Body’s supervision of the Service Providers and obligation to manage and control the affairs of such Service Recipient.

2.1.2          The Service Providers hereby accept the appointment provided for in Section 2.1.1 and agree to act in such capacity and to provide or arrange for other members of the Service Provider Group to provide the Services to the Service Recipients upon the terms, conditions and limitations in this Agreement.

2.2	Other Holding Entities

The parties acknowledge that any Holding Entity that is not a party to this Agreement will execute a counterpart of this Agreement agreeing to be bound by the terms of this Agreement.

2.3	Other Service Providers

Any Service Provider may, from time to time, appoint an Affiliate of Brookfield to act as a new Service Provider under this Agreement, effective upon the execution of a joinder agreement by the new Service Provider in the form set forth on Schedule B hereto.

2.4	Subcontracting and Other Arrangements

Any Service Provider may subcontract to any other member of the Service Provider Group or any of its other Affiliates, or arrange for the provision of any or all of the Services to be provided by it under this Agreement by any other member of the Service Provider Group or any other of its Affiliates, and the Service Recipients hereby consent to any such subcontracting or arrangement; provided that the Service Providers will remain responsible to the Service Recipients for any Services provided by such other member of the Service Provider Group or Affiliate.

Article 3
SERVICES AND POWERS OF THE Service ProviderS

3.1	Services

The Service Providers will provide or arrange for the provision by other members of the Service Provider Group of, and will have the exclusive power and authority to provide or arrange for the provision by other members of the Service Provider Group of, the following services (the “Services”) to the Service Recipients:

3.1.1         supervising the carrying out of all day-to-day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations;

3.1.2         providing overall strategic advice to the Holding Entities including advising with respect to the expansion of their business into new markets;

3.1.3         supervising the establishment and maintenance of books and records;

3.1.4         identifying and recommending to the Holding Entities acquisitions or dispositions from time to time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;

3.1.5         recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;

3.1.6         recommending to the Holding Entities suitable candidates to serve on the Governing Bodies of the Operating Entities;

3.1.7         making recommendations with respect to the exercise of any voting rights to which the Holding Entities are entitled in respect of the Operating Entities;

3.1.8         making recommendations with respect to the payment of dividends by the Holding Entities or any other distributions by the Service Recipients, including distributions by BPY to its unitholders;

3.1.9         monitoring and/or oversight of the applicable Service Recipient’s accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts and managing litigation in which a Service Recipient is sued or commencing litigation after consulting with, and subject to the approval of, the relevant Governing Body;

3.1.10       attending to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of a Service Recipient, subject to approval by the relevant Governing Body;

3.1.11       supervising the making of all tax elections, determinations and designations, the timely calculation and payment of taxes payable and the filing of all tax returns due, by each Service Recipient;

3.1.12       supervising the preparation of the Service Recipients’ annual consolidated financial statements, quarterly interim financial statements and other public disclosure;

3.1.13       making recommendations in relation to and effecting the entry into insurance of each Service Recipient’s assets, together with other insurances against other risks, including directors and officers insurance, as the relevant member of the Service Provider Group and the relevant Governing Body may from time to time agree;

3.1.14       arranging for individuals to carry out the functions of the principal executive, accounting and financial officers for BPY only for purposes of applicable securities laws;

3.1.15       providing individuals to act as senior officers of the Holding Entities as agreed from time to time, subject to the approval of the relevant Governing Body;

3.1.16       providing advice, when requested, to the Service Recipients regarding the maintenance of compliance with applicable Laws and other obligations; and

3.1.17       providing all such other services as may from time to time be agreed with the Service Recipients that are reasonably related to the Service Recipient’s day-to-day operations.

Notwithstanding any provision herein to the contrary, all Investment Advisory Services shall be provided by a Service Provider that is registered with the SEC as an investment adviser (including a Service Provider that is so registered in reliance on the SEC’s American Bar Association no action letter dated January 18, 2012).

3.2	Supervision of the Service Providers’ Activities

The Service Providers will, at all times, be subject to the supervision of the relevant Service Recipient’s Governing Body and will only provide or arrange for the provision of such Services as such Governing Body may request from time to time and provided that the relevant Governing Body shall remain responsible for all investment and divestment decisions made by the Service Recipient.

3.3	Restrictions on the Service Providers

3.3.1         The Service Providers will, and will cause any other member of the Service Provider Group to, refrain from taking any action that is not in compliance with or would violate any Laws or that otherwise would not be permitted by the Governing Instruments of the Service Recipients. If any Service Provider or any member of the Service Provider Group is instructed to take any action that is not in such compliance by a Service Recipient’s Governing Body, such person will promptly notify such Governing Body of its judgment that such action would not comply with or violate any such Laws or otherwise would not be permitted by such Governing Instrument.

3.3.2         In performing its duties under this Agreement, each member of the Service Provider Group will be entitled to rely in good faith on qualified experts, professionals and other agents (including on accountants, appraisers, consultants, legal counsel and other, professional advisors) and will be permitted to rely in good faith upon the direction of a Service Recipient’s Governing Body to evidence any approvals or authorizations that are required under this Agreement. All references in this Agreement to the Service Recipients or Governing Body for the purposes of instructions, approvals and requests to the Service Providers will refer to the Governing Body.

3.4	Errors and Omissions Insurance

The Service Providers will, and will cause, any other member of the Service Provider Group to, at all times during the term of this Agreement maintain “errors and omissions” insurance coverage and other insurance coverage which is customarily carried by Persons performing functions that are similar to those performed by the members of the Service Provider Group under this Agreement and in an amount which is comparable to that which is customarily maintained by such other Persons.

3.5	Responsibility for Certain Services

Notwithstanding any provision herein to the contrary:

3.5.1         the US Service Provider, the US Service Provider II and, subject to the remainder of this Section 3.5, the UK Service Provider shall be responsible for the provision of Services to BPY and the Property Partnership and the Canadian Service Provider shall not be responsible for the provision of any Services to BPY and the Property Partnership;

3.5.2         the US Service Provider, the US Service Provider II and any other Affiliate of Brookfield that is appointed by the US Service Provider, the US Service Provider II or such Affiliate pursuant to Section 2.3 shall be responsible for the provision of the Services described in Sections 3.1.1, 3.1.3, 3.1.5, 3.1.8-3.1.12 and 3.1.17 to BPY and the Property Partnership and the UK Service Provider shall not be responsible for the provision of, nor shall it provide, any such Services;

3.5.3         the US Service Provider, the US Service Provider II and any other Affiliate of Brookfield that is appointed by the US Service Provider, the US Service Provider II or such Affiliate pursuant to Section 2.3 shall be responsible for the provision of the Services to any Service Recipient that is not (i) an Affiliate of the UK Service Provider, or (ii) acting as principal, and the UK Service Provider shall not be responsible for the provision of, nor shall it provide, any such Services; and

3.5.4         any Services provided to the Property Partnership in connection with any securities, whether equity or debt, of CanHoldco that are held by the Property Partnership shall be provided by the US Service Provider or the US Service Provider II or an Affiliate of either the US Service Provider or the US Service Provider II that is not resident in Canada with whom the US Service Provider or the US Service Provider II, as the case may be, has made arrangements for the provision of such Services or to whom the US Service Provider or the US Service Provider II, as the case may be, has subcontracted the provision of such Services.

Article 4
RELATIONSHIP BETWEEN THE Service ProviderS AND THE SERVICE RECIPIENTS

4.1	Other Activities

Subject to the terms of the Relationship Agreement, no member of the Service Provider Group (and no Affiliate, director, officer, member, partner, shareholder or employee of any member of the Service Provider Group) will be prohibited from engaging in other business activities or sponsoring, or providing services to, third parties that compete directly or indirectly with the Service Recipients.

4.2	Exclusivity

The Service Recipients will not, during the term of this Agreement, engage any other Person to provide any services comparable to the Services without the prior written consent of the Service Providers, which may be withheld in the absolute discretion of the Service Providers.

4.3	Independent Contractor, No Partnership, Joint Venture or Agency

The parties acknowledge that the Service Providers are providing or arranging for the provision of the Services hereunder as independent contractors and that the Service Recipients and the Service Providers are not partners or joint venturers with or agents of each other, and nothing herein will be construed so as to make them partners, joint venturers or agents or impose any liability as such on any of them as a result of this Agreement; provided however that nothing herein will be construed so as to prohibit the Service Recipients and the Service Providers from embarking upon an investment together as partners, joint venturers or in any other manner whatsoever.

Article 5
MANAGEMENT AND EMPLOYEES

5.1	Management and Employees

5.1.1       The Service Providers will arrange, or will arrange for another member of the Service Provider Group to arrange, for such qualified personnel and support staff to be available to carry out the Services. Such personnel and support staff will devote such of their time to the provision of the Services to the Service Recipients as the relevant member of the Service Provider Group reasonably deems necessary and appropriate in order to fulfill its obligations hereunder. Such personnel and support staff need not have as their primary responsibility the provision of the Services to the Service Recipients or be dedicated exclusively to the provision of the Services to the Service Recipients.

5.1.2       Each of the Service Recipients will do all things reasonably necessary on its part as requested by any member of the Service Provider Group consistent with the terms of this Agreement to enable the members of the Service Provider Group to fulfill their obligations, covenants and responsibilities and to exercise their rights pursuant to this Agreement, including making available to the Service Provider Group, and granting the Service Provider Group access to, the employees and contractors of the Service Recipients as any member of the Service Provider Group may from time to time request.

5.2	Compensation Charges

5.2.1       The parties acknowledge and agree that it may be desirable for employees and other personnel of any member of the BPY Group or the Brookfield Group to provide services not included in the Services to a member of the other group. In these cases, all or a portion of the compensation (including cash, options or other security-based compensation) paid or payable to employees or other personnel who devote a portion of their time to the provision of services to the other group may be allocated to a member of such other group (a “Compensation Charge”).

5.2.2       At the end of each calendar year, Brookfield and BPY agree to negotiate in good faith the terms of any Compensation Charge in respect of that calendar year; provided that the amount of any Compensation Charge allocated to a member of the BPY Group must be approved by the governance and nominating committee of the BPY General Partner.

Article 6
INFORMATION and records

6.1	Books and Records

6.1.1       The Service Providers will, or will cause any other member of the Service Provider Group to, as applicable, maintain proper books, records and documents in which complete, true and correct entries, in conformity in all material respects with generally accepted accounting principles and all requirements of applicable Laws, will be made.

6.1.2         The Service Recipients will maintain proper books, records and documents in which complete, true and correct entries, in conformity in all material respects with generally accepted accounting principles and all requirements of applicable Laws, will be made.

6.2	Examination of Records by the Service Recipients

Upon reasonable prior notice by the Service Recipients to the relevant member of the Service Provider Group, the relevant member of the Service Provider Group will make available to the Service Recipients and their authorized representatives, for examination during normal business hours on any Business Day, all books, records and documents required to be maintained under Section 6.1.1. In addition, the Service Provider Group will make available to the Service Recipients or their authorized representatives such financial and operating data in respect of the performance of the Services under this Agreement as may be in existence and as the Service Recipients or their authorized representatives may from time to time reasonably request, including for the purposes of conducting any audit in respect of expenses of the Service Recipients or other matters necessary or advisable to be audited in order to conduct an audit of the financial affairs of the Service Recipients. Any examination of records will be conducted in a manner which will not unduly interfere with the conduct of the Service Recipients’ activities or of the Service Provider Group’s business in the ordinary course.

6.3	Access to Information by Service Provider Group

6.3.1       The Service Recipients will:

6.3.1.1       grant, or cause to be granted, to the Service Provider Group full access to all documentation and information, including all of the books, records, documents and financial and operating data of the Service Recipients required to be maintained under Section 6.1.2, necessary in order for the Service Provider Group to perform its obligations, covenants and responsibilities pursuant to the terms hereof and to enable the Service Provider Group to provide the Services; and

6.3.1.2       provide, or cause to be provided, all documentation and information as may be reasonably requested by any member of the Service Provider Group, and promptly notify the appropriate member of the Service Provider Group of any material facts or information of which the Service Recipients is aware, including any known, pending or threatened suits, actions, claims, proceedings or orders by or against any member of the BPY Group before any Governmental Authority, that may affect the performance of the obligations, covenants or responsibilities of the Service Provider Group pursuant to this Agreement, including the maintenance of proper financial records.

6.4	Additional Information

The parties acknowledge and agree that conducting the activities and providing the Services contemplated herein may have the incidental effect of providing additional information which may be utilized with respect to, or may augment the value of, business interests and related assets in which any member of the Service Provider Group or any of its Affiliates has an interest and that, subject to compliance with this Agreement, none of the members of the Service Provider Group or any of their respective Affiliates will be liable to account to the Service Recipients with respect to such activities or results; provided, however, that the relevant member of the Service Provider Group will not (and will cause its Affiliates not to), in making any use of such additional information, do so in any manner that the relevant member of the Service Provider Group or any of its Affiliates knows, or ought reasonably to know, would cause or result in a breach of any confidentiality provision of agreements to which any Service Recipient is a party or is bound.

Article 7
FEES AND EXPENSES

7.1	Base Management Fee

7.1.1       The Service Recipients hereby agree to pay as provided by this Article 7, during the term of this Agreement, the Base Management Fee, quarterly in arrears.

7.1.2       The amount of the Base Management Fee payable hereunder for any Quarter will be reduced by the full amount of any fees paid in or payable for a Quarter by a Service Recipient pursuant to a Service Agreement, to the extent that such amounts have not previously reduced the amount of the Base Management Fee in a previous Quarter.

7.1.3       For the purposes of Section 7.1.2 hereof, if a payment pursuant to a Service Agreement was denominated in a currency other than U.S. dollars, the amount of such payment will be converted to U.S. dollars for purposes of this Agreement in accordance with the applicable exchange rate, as determined by the Service Providers acting reasonably.

7.2	Computation and Payment of Base Management Fee

7.2.1       The Service Providers or another member of the Service Provider Group will compute each instalment and allocation of the Base Management Fee as soon as practicable, but in any event no later than five Business Days, following the end of the Quarter with respect to which such instalment is payable. A copy of the computations and allocations made will thereafter, for informational purposes only, promptly be delivered to each Service Recipient by the relevant member of the Service Provider Group upon request. Payment of the Base Management Fee for any Quarter (whether in cash, Units, Redemption-Exchange Units or any combination of the foregoing) will be due and payable no later than the 45th day following the end of such Quarter.

7.2.2         For any Quarter in which the BPY General Partner determines that the Service Recipients have insufficient Available Cash to pay the Base Management Fee as well as the next regular distribution on Units, the Service Recipients may elect to pay all or a portion of the Base Management Fee payable in such Quarter in Units or Redemption-Exchange Units, provided that (i) any such election will be made within 45 days following the end of the applicable Quarter, and (ii) no such payment will be made in Redemption-Exchange Units without the written consent of the Service Providers. If the Service Recipients elect to pay all or a portion of the Base Management Fee in Units or Redemption-Exchange Units, BPY or the Property Partnership, as applicable, will issue, and the applicable Service Provider hereby agrees to acquire, Units or Redemption-Exchange Units, as applicable, equal to the portion of the Base Management Fee elected to be paid in Units or Redemption-Exchange Units divided by the Fair Market Value of a Unit on the date the Service Recipients make such election (provided that no fractional Units or Redemption-Exchange Units will be issued, and such number will be rounded down to the nearest whole number with the remainder payable to the Service Providers in cash). In such case, BPY or the Property Partnership, as applicable, shall apply such payment against the subscription price for such Units or Redemption-Exchange Units, as applicable.

7.2.3         If the Service Recipients elect to pay all or any portion of the Base Management Fee for any Quarter in Units or Redemption-Exchange Units, the Service Recipients will take or cause to be taken all appropriate action to issue such Units or Redemption-Exchange Units, as applicable, including any action required to ensure that such Units or Redemption-Exchange Units, as applicable, are issued in accordance with applicable Laws and listed on any applicable stock exchanges and public quotation systems.

7.3	Failure to Pay When Due

Any amount payable by any Service Recipient to any member of the Service Provider Group hereunder which is not remitted when so due will remain due (whether on demand or otherwise) and interest will accrue on such overdue amounts (both before and after judgment) at a rate per annum equal to the Interest Rate.

7.4	Amendment to the Fee Amount

The parties acknowledge and agree that it may be desirable to increase the Fee Amount from time to time. The parties agree to negotiate in good faith the amount of such increase, which increase (i) may only be made if Property Special LP is then entitled to receive an equity enhancement distribution under the limited partnership agreement of the Property Partnership (the “Equity Enhancement Distribution”), and (ii) will only be payable in a Quarter if and to the extent that the increase does not result in a net increase in the Equity Enhancement Distribution and the adjusted Base Management Fee when taken together (as compared to the Equity Enhancement Distribution and Base Management Fee ignoring such increase).

7.5	Expenses

7.5.1       The Service Providers acknowledge and agree that the Service Recipients will not be required to reimburse any member of the Service Provider Group for the salaries and other remuneration of the management, personnel or support staff who provide the Services to such Service Recipients or overhead for such persons, other than as contemplated by Section 5.2.

7.5.2       Each of the Service Recipients will reimburse the relevant member of the Service Provider Group for all out-of-pocket fees, costs and expenses, including those of any third party (other than those contemplated by Section 7.5.1) (“Expenses”), incurred by the relevant member of the Service Provider Group in connection with the provision of the Services. Such Expenses are expected to include, among other things:

7.5.2.1       fees, costs and expenses relating to any debt or equity financing;

7.5.2.2       fees, costs and expenses incurred in connection with the general administration of any Service Recipient;

7.5.2.3       taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient in respect of Services;

7.5.2.4       amounts owed by the relevant member of the Service Provider Group under indemnification, contribution or similar arrangements;

7.5.2.5       fees, costs and expenses relating to financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other Persons who provide Services to a Service Recipient;

7.5.2.6       any other fees, costs and expenses incurred by the relevant member of the Service Provider Group that are reasonably necessary for the performance by the relevant member of the Service Provider Group of its duties and functions under this Agreement; and

7.5.2.7       fees, costs and expenses incurred in connection with the investigation, acquisition, holding or disposal of any asset or business that is made or that is proposed to be made.

7.5.3         BPY will reimburse Brookfield for any and all amounts actually paid to the rights agent (i) pursuant to the Rights Agreement between Brookfield and Wilmington Trust, National Association, dated as of April 27, 2018 (the “Rights Agreement”), including, but not limited to, in respect of services rendered, out-of-pocket expenses, counsel fees and other disbursements incurred in the administration and execution of the Rights Agreement and the exercise and performance of the rights agent’s duties thereunder, and (ii) in respect of any indemnification provided to the rights agent pursuant to the Rights Agreement.

7.6	Governmental Charges

Without limiting Section 7.5, the Service Recipients will pay or reimburse the relevant member of the Service Provider Group for all sales taxes, use taxes, value added taxes, goods and services taxes, harmonized sales taxes, withholding taxes or other similar taxes, customs duties or other governmental charges (“Governmental Charges”) that are levied or imposed by any Governmental Authority by reason of this Agreement or the fees or other amounts payable hereunder, except for any income taxes, corporation taxes, capital taxes or other similar taxes payable by any member of the Service Provider Group which are personal to such member of the Service Provider Group. Any failure by the Service Provider Group to collect monies on account of these Governmental Charges will not constitute a waiver of the right to do so.

7.7	Computation and Payment of Expenses and Governmental Charges

From time to time the Service Providers will, or will cause the other members of the Service Provider Group to, prepare statements (each an “Expense Statement”) documenting the Expenses and Governmental Charges to be reimbursed by the Service Recipients pursuant to this Article 7 and will deliver such statements to the relevant Service Recipient. All Expenses and Governmental Charges reimbursable pursuant to this Article 7 will be reimbursed by the relevant Service Recipient no later than the date which is 30 days after the receipt of an Expense Statement. The provisions of this Section 7.7 will survive the termination of this Agreement.

Article 8
Brookfield’s obligation

Brookfield’s sole obligation pursuant to this Agreement will be to use its commercially reasonable efforts to cause its Subsidiaries (other than any member of the BPY Group) to provide Services to the Service Recipients, as applicable, in accordance with the direction of the Service Providers. Brookfield’s obligations pursuant to this Article 8 shall terminate at such time that all of the Service Providers cease to be Affiliates of Brookfield.

Article 9
REPRESENTATIONS and WARRANTIES
Of THE Service Providers AND THE SERVICE RECIPIENTS

9.1	Representations and Warranties of the Service Providers

Each of the Service Providers (or, as applicable, its general partner on its behalf) hereby represents and warrants to the Service Recipients that:

9.1.1         it (and, as applicable, its general partner) is validly organized and existing under the Laws governing its formation and existence;

9.1.2         it, or another member of the Service Provider Group, holds such Permits necessary to perform its obligations hereunder and is not aware of any reason why such Permits might be cancelled;

9.1.3         it (or, as applicable, its general partner on its behalf) has the power, capacity and authority to enter into this Agreement and to perform its duties and obligations hereunder;

9.1.4         it (or, as applicable, its general partner) has taken all necessary action to authorize the execution, delivery and performance of this Agreement;

9.1.5         the execution and delivery of this Agreement by it (or, as applicable, its general partner on its behalf) and the performance by it of its obligations hereunder do not and will not contravene, breach or result in any default under its Governing Instruments (or, as applicable, the Governing Instruments of its general partner), or under any mortgage, lease, agreement or other legally binding instrument, Permit or applicable Law to which it is a party or by which it or any of its properties or assets may be bound;

9.1.6         no authorization, consent or approval, or filing with or notice to any Person is required in connection with the execution, delivery or performance by it (or, as applicable, its general partner on its behalf) of this Agreement; and

9.1.7         this Agreement constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms, subject to: (i) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization and other laws of general application limiting the enforcement of creditors’ rights and remedies generally; and (ii) general principles of equity, including standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

9.2	Representations and Warranties of the Service Recipients

Each of the Service Recipients (or, as applicable, its general partner on its behalf) hereby represents and warrants to the Service Providers that:

9.2.1         it (and, as applicable, its general partner) is validly organized and existing under the Laws governing its formation and existence;

9.2.2         it, or the relevant Operating Entity, holds such Permits necessary to own and operate the assets that it directly or indirectly owns or operates from time to time and is not aware of any reason why such Permits might be cancelled;

9.2.3         it (or, as applicable, its general partner on its behalf) has the power, capacity and authority to enter into this Agreement and to perform its duties and obligations hereunder;

9.2.4         it (or, as applicable, its general partner) has taken all necessary action to authorize the execution, delivery and performance of this Agreement;

9.2.5         the execution and delivery of this Agreement by it (or, as applicable, its general partner on its behalf) and the performance by it of its obligations hereunder do not and will not contravene, breach or result in any default under its Governing Instruments (or, if applicable, the Governing Instruments of its general partner), or under any mortgage, lease, agreement or other legally binding instrument, Permit or applicable Law to which it is a party or by which any of its properties or assets may be bound;

9.2.6         no authorization, consent or approval, or filing with or notice to any Person is required in connection with the execution, delivery or performance by it (or, as applicable, its general partner on its behalf) of this Agreement; and

9.2.7         this Agreement constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms, subject to: (i) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization and other laws of general application limiting the enforcement of creditors’ rights and remedies generally; and (ii) general principles of equity, including standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

Article 10
LIABILITY AND INDEMNIFICATION

10.1	Indemnity

10.1.1       The Service Recipients (for the purposes of this Article 10, each an “Indemnifying Party”) hereby jointly and severally agree, to the fullest extent permitted by applicable Laws, to indemnify and hold harmless each member of the Service Provider Group, any of its Affiliates (other than any member of the BPY Group) and any directors, officers, agents, subcontractors, contractors, delegates, members, partners, shareholders, employees and other representatives of each of the foregoing (each, an “Indemnified Party”) from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) (“Liabilities”) incurred by them or threatened in connection with any and all actions, suits, investigations, proceedings or claims of any kind whatsoever, whether arising under statute or action of a Governmental Authority or otherwise or in connection with the business, investments and activities of the Service Recipients or in respect of or arising from this Agreement or the Services provided hereunder (“Claims”), including any Claims arising on account of the Governmental Charges contemplated by Section 7.6; provided that no Indemnified Party will be so indemnified with respect to any Claim to the extent that such Claim is finally determined by a final and non-appealable judgment entered by a court of competent jurisdiction, or pursuant to a settlement agreement agreed to by such Indemnified Party, to have resulted from such Indemnified Party’s bad faith, fraud, wilful misconduct, gross negligence or, in the case of a criminal matter, conduct undertaken with knowledge that the conduct was unlawful.

10.1.2       The Service Providers and the Service Recipients agree that if any action, suit, investigation, proceeding or Claim is made or brought by any third party with respect to which an Indemnifying Party is obligated to provide indemnification under this Agreement (a “Third Party Claim”), the Indemnified Party will have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel, as well as the reasonable costs (excluding an amount reimbursed to such Indemnified Party for the time spent in connection therewith) and out of pocket expenses incurred in connection therewith will be paid by the Indemnifying Party in such case, as incurred but subject to recoupment by the Indemnifying Party if ultimately it is not liable to pay indemnification hereunder.

10.1.3       The Service Providers and the Service Recipients agree that, promptly after the receipt of notice of the commencement of any Third Party Claim, the Indemnified Party in such case will notify the Indemnifying Party in writing of the commencement of such Third Party Claim (provided that any accidental failure to provide any such notice will not prejudice the right of any such Indemnified Party hereunder) and, throughout the course of such Third Party Claim, such Indemnified Party will use its best efforts to provide copies of all relevant documentation to such Indemnifying Party and will keep the Indemnifying Party apprised of the progress thereof and will discuss with the Indemnifying Party all significant actions proposed.

10.1.4       The parties hereto expressly acknowledge and agree that the right to indemnity provided in this Section 10.1 will be in addition to and not in derogation of any other liability which the Indemnifying Party in any particular case may have or of any other right to indemnity or contribution which any Indemnified Party may have by statute or otherwise at law.

10.1.5       The indemnity provided in this Section 10.1 will survive the completion of Services rendered under, or any termination or purported termination of, this Agreement.

10.2	Limitation of Liability

10.2.1       The Service Providers assume no responsibility under this Agreement other than to render the Services in good faith and will not be responsible for any action of a Service Recipient’s Governing Body in following or declining to follow any advice or recommendations of the relevant member of the Service Provider Group, including as set forth in Section 3.2 hereof.

10.2.2       The Service Recipients hereby agree that no Indemnified Party will be liable to a Service Recipient, a Service Recipient’s Governing Body (including, for greater certainty, a director or officer of a Service Recipient or another individual with similar function or capacity) or any security holder or partner of a Service Recipient for any Liabilities that may occur as a result of any acts or omissions by the Indemnified Party pursuant to or in accordance with this Agreement, except to the extent that such Liabilities are finally determined by a final and non-appealable judgment entered by a court of competent jurisdiction to have resulted from the Indemnified Party’s bad faith, fraud, wilful misconduct, gross negligence, or in the case of a criminal matter, conduct undertaken with knowledge that the conduct was unlawful.

10.2.3       The maximum amount of the aggregate liability of the Indemnified Parties pursuant to this Agreement will be equal to the amounts previously paid in respect of Services pursuant to this Agreement in the two most recent calendar years by the Service Recipients pursuant to Article 7.

10.2.4       For the avoidance of doubt, the provisions of this Section 10.2 will survive the completion of the Services rendered under, or any termination or purported termination of, this Agreement.

10.3	Benefit to all Indemnified Parties

The Service Recipients hereby constitute the Service Providers as trustees for each of the Indemnified Parties of the covenants of the Service Recipients under this Article 10 with respect to such Indemnified Parties and the Service Providers hereby accept such trust and agree to hold and enforce such covenants on behalf of the Indemnified Parties.

10.4	No Waiver

U.S. federal and state securities laws impose liabilities under certain circumstances on Persons who act in good faith; nothing herein shall constitute a waiver or limitation of any rights which the Service Recipients may have, if any, under any applicable U.S. federal and state securities laws.

Article 11
TERM AND TERMINATION

11.1	Term

This Agreement will continue in full force and effect, in perpetuity, until terminated in accordance with Section 11.2 or Section 11.3.

11.2	Termination by the Service Recipients

11.2.1       The Service Recipients may, subject to Section 11.2.2, terminate this Agreement effective upon written notice of termination to the Service Providers without payment of any termination fee if:

11.2.1.1       any of the Service Providers defaults in the performance or observance of any material term, condition or agreement contained in this Agreement in a manner that results in material harm to the Service Recipients and such default continues for a period of 60 days after written notice thereof specifying such default and requesting that the same be remedied in such 60-day period; provided, however, that if the fact, circumstance or condition that is the subject of such obligation cannot reasonably be remedied within such 60-day period and if, within such period, the Service Providers provide reasonable evidence to the Service Recipients that they have commenced, and thereafter proceed with all due diligence, to remedy the fact, circumstance or condition that is the subject of such obligation, such period will be extended for a reasonable period satisfactory to the Service Recipients, acting reasonably, for the Service Providers to remedy the same;

11.2.1.2       any of the Service Providers engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients;

11.2.1.3       there is an event of any gross negligence on the part of any of the Service Providers in the performance of its obligations under this Agreement and such gross negligence results in material harm to the Service Recipients; or

11.2.1.4       each of the Service Providers makes a general assignment for the benefit of its creditors, institutes proceedings to be adjudicated voluntarily bankrupt, consents to the filing of a petition of bankruptcy against it, is adjudicated by a court of competent jurisdiction as being bankrupt or insolvent, seeks reorganization under any bankruptcy law or consents to the filing of a petition seeking such reorganization or has a decree entered against it by a court of competent jurisdiction appointing a receiver liquidator, trustee or assignee in bankruptcy or in insolvency.

11.2.2       This Agreement may only be terminated pursuant to Section 11.2.1 by the BPY General Partner on behalf of BPY with the prior unanimous approval of the members of the Independent Committee.

11.2.3       Each of the Service Recipients hereby agrees and confirms that this Agreement may not be terminated due solely to the poor performance or underperformance of any of the BPY Group’s operations or any investment made by any member of the BPY Group on the recommendation of any member of the Service Provider Group.

11.3	Termination by the Service Providers

11.3.1       The Service Providers may terminate this Agreement effective upon written notice of termination to the Service Recipients without payment of any termination fee if:

11.3.1.1       any Service Recipient defaults in the performance or observance of any material term, condition or agreement contained in this Agreement in a manner that results in material harm to the Service Providers and such default continues for a period of 60 days after written notice thereof specifying such default and requesting that the same be remedied in such 60-day period; provided, however, that if the fact, circumstance or condition that is the subject of such obligation cannot reasonably be remedied within such 60-day period and if, within such period, the Service Recipients provide reasonable evidence to the Service Providers that they have commenced, and thereafter proceed with all due diligence, to remedy the fact, circumstance or condition that is the subject of such obligation, such period will be extended for a reasonable period satisfactory to the Service Providers, acting reasonably, for the Service Recipients to remedy the same; or

11.3.1.2       any Service Recipient makes a general assignment for the benefit of its creditors, institutes proceedings to be adjudicated voluntarily bankrupt, consents to the filing of a petition of bankruptcy against it, is adjudicated by a court of competent jurisdiction as being bankrupt or insolvent, seeks reorganization under any bankruptcy law or consents to the filing of a petition seeking such reorganization or has a decree entered against it by a court of competent jurisdiction appointing a receiver liquidator, trustee or assignee in bankruptcy or in insolvency.

11.4	Survival Upon Termination

If this Agreement is terminated pursuant to this Article 11, such termination will be without any further liability or obligation of any party hereto, except as provided in Section 6.4, Section 7.3, Section 7.7, Article 10, Section 11.5 and Section 11.6.

11.5	Action Upon Termination

11.5.1       From and after the effective date of the termination of this Agreement, the Service Providers will not be entitled to receive the Base Management Fee for further Services under this Agreement, but will be paid all compensation accruing to and including the date of termination.

11.5.2       Upon any termination of this Agreement, the Service Providers will forthwith:

11.5.2.1       after deducting any accrued compensation and reimbursements for any Expenses to which it is then entitled, pay over to the Service Recipients all money collected and held for the account of the Service Recipients pursuant to this Agreement;

11.5.2.2       deliver to the Service Recipients’ Governing Bodies a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Governing Bodies with respect to the Service Recipients; and

11.5.2.3       deliver to the Service Recipients’ Governing Bodies all property and documents of the Service Recipients then in the custody of the Service Provider Group.

11.6	Release of Money or other Property Upon Written Request

The Service Providers hereby agree that any money or other property of the Service Recipients or their Subsidiaries held by the Service Provider Group under this Agreement will be held by the relevant member of the Service Provider Group as custodian for such Person, and the relevant member of the Service Provider Group’s records will be appropriately marked clearly to reflect the ownership of such money or other property by such Person. Upon the receipt by the relevant member of the Service Provider Group of a written request signed by a duly authorized representative of a Service Recipient requesting the relevant member of the Service Provider Group to release to the Service Recipient any money or other property then held by the relevant member of the Service Provider Group for the account of such Service Recipient under this Agreement, the relevant member of the Service Provider Group will release such money or other property to the Service Recipient within a reasonable period of time, but in no event later than 60 days following such request. The relevant member of the Service Provider Group will not be liable to any Service Recipient, a Service Recipient’s Governing Body or any other Person for any acts performed or omissions to act by a Service Recipient in connection with the money or other property released to the Service Recipient in accordance with the second sentence of this Section 11.6. Each Service Recipient will indemnify and hold harmless the relevant member of the Service Provider Group, any of its Affiliates (other than any member of the BPY Group) and any directors, officers, agents, subcontractors, delegates, members, partners, shareholders, employees and other representatives of each of the foregoing from and against any and all Liabilities which arise in connection with the relevant member of the Service Provider Group’s release of such money or other property to the Service Recipient in accordance with the terms of this Section 11.6. Indemnification pursuant to this provision will be in addition to any right of such Persons to indemnification under Section 10.1 hereof. For the avoidance of doubt, the provisions of this Section 11.6 will survive termination of this Agreement. The Service Recipients hereby constitute the Service Providers as trustees for each Person entitled to indemnification pursuant to this Section 11.6 of the covenants of the Service Recipients under this Section 11.6 with respect to such Persons and the Service Providers hereby accept such trust and agree to hold and enforce such covenants on behalf of such Persons.

Article 12
GENERAL PROVISIONS

12.1	Limited Liability of Limited Partners

The parties acknowledge that each of BPY and the Property Partnership is a limited partnership, a limited partner of which is liable for any liabilities or losses of the relevant partnership only to the extent of the amount that such limited partner has contributed, or agreed to contribute, to the capital of the relevant partnership and such limited partner’s pro rata share of any undistributed income.

12.2	Assignment

12.2.1       This Agreement will not be assigned by the Service Providers without the prior written consent of BPY, except in the case of assignment by any of the Service Providers to an Affiliate or to a Person that is its successor by merger, amalgamation or acquisition of the business of the Service Provider, in which case the Affiliate or successor will be bound under this Agreement and by the terms of the assignment in the same manner as such Service Provider is bound under this Agreement, and, in each case, such Service Provider and, if the assignee is not an Affiliate of Brookfield, Brookfield will be fully and forever released from all obligations arising under this Agreement with respect to such Service Provider other than those obligations that have arisen prior to such assignment taking effect. In addition, provided that the Service Providers provide prior written notice to the Service Recipients for informational purposes only, nothing contained in this Agreement will preclude any pledge, hypothecation or other transfer or assignment of any of the Service Providers’ rights under this Agreement, including any amounts payable to the Service Providers under this Agreement, to a bona fide lender as security. In addition, nothing contained in this Section 12.2.1 will affect the Service Providers’ ability to enter into subcontracting and other arrangements pursuant to Section 2.4.

12.2.2       Notwithstanding Section 12.2.1, this Agreement will not be assigned (within the meaning of the Advisers Act) by any Service Provider that is registered with the SEC as an investment adviser without the prior written consent of BPY.

12.2.3       This Agreement will not be assigned by any of the Service Recipients without the prior written consent of the Service Providers, except in the case of assignment by a Service Recipient to a Person that is its successor by merger, amalgamation or acquisition of the business of the Service Recipient, in which case the successor will be bound under this Agreement and by the terms of the assignment in the same manner as the Service Recipient is bound under this Agreement, and, in each case, such Service Recipient will be fully and forever released from all obligations arising under this Agreement other than those obligations that have arisen prior to such assignment taking effect.

12.2.4         Any purported assignment of this Agreement in violation of this Section 12.2 will be null and void.

12.3	Enurement

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

12.4	Notices

Any notice or other communication required or permitted to be given hereunder will be in writing and will be given by prepaid first-class mail, by facsimile or other means of electronic communication or by hand-delivery as hereinafter provided. Any such notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if sent by facsimile or other means of electronic communication, will be deemed to have been received on the Business Day following the sending, or if delivered by hand will be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address will also be governed by this section. In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications will be delivered by hand or sent by facsimile or other means of electronic communication and will be deemed to have been received in accordance with this section. Notices and other communications will be addressed as follows:

12.4.1	if to BPY:

Brookfield Property Partners Limited

73 Front Street

Hamilton HM 12

Bermuda

Attention:    Secretary

12.4.2	if to the Property Partnership:

Brookfield Property Partners Limited

73 Front Street

Hamilton HM 12

Bermuda

Attention:    Secretary

12.4.3	if to Brookfield:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place

181 Bay Street, Box 762,

Toronto, Ontario

M5J 2T3

Attention:    Chief Legal Officer

12.4.4	if to the UK Service Provider:

Brookfield Global Property Advisor Limited

Level 25, 1 Canada Square

London

E14 5AA

Attention:    Secretary

12.4.5	if to the US Service Provider:

Brookfield Property Group LLC

Brookfield Place

250 Vesey Street, 15th Floor

New York, New York

10281-1023

Attention:    Secretary

12.4.6	if to the US Service Provider II:

Brookfield Asset Management Private Institutional Capital Adviser US, LLC

Brookfield Place

250 Vesey Street, 15th Floor

New York, New York

10281-1023

Attention:    Secretary

12.4.7	if to the Canadian Service Provider:

BPG Holdings Group Inc.

Suite 300, Brookfield Place

181 Bay Street, Box 762,

Toronto, Ontario

M5J 2T3

Attention:    President

12.4.8      if to any new Service Provider appointed pursuant to Section 2.3, at the address listed in the joinder agreement executed by the new Service Provider

12.4.9       if to any of the Holding Entities, at the applicable address listed on Schedule A hereto or to such other addresses as a party may from time to time notify the others in accordance with this Section 12.4.

12.5	Further Assurances

Each of the parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

12.6	Counterparts

This Agreement may be signed in counterparts and each of such counterparts will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

12.7	Other Holding Entities

The parties acknowledge that any Holding Entity that is not a party to this Agreement will execute a counterpart of this Agreement agreeing to be bound by the terms of this Agreement.

[NEXT PAGE IS SIGNATURE PAGE]

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Justin Beber
Name: Justin Beber Title: Chief Legal Officer

BROOKFIELD PROPERTY PARTNERS L.P.,

By:	BROOKFIELD PROPERTY PARTNERS LIMITED, its general partner

By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

BROOKFIELD PROPERTY L.P.

By:	brookfield Property PARTNERS l.p., its managing general partner

By:	BROOKFIELD PROPERTY PARTNERS LIMITED, its general partner

By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED
By:	/s/ Philippa Elder
Name: Philippa Elder Title: Director

BROOKFIELD PROPERTY GROUP LLC

By:	/s/ Brett Fox
Name: Brett Fox Title: Managing Partner

[Master Services Agreement]

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC

By:	/s/ Brett Fox
Name: Brett Fox Title: Managing Partner

BPG HOLDINGS GROUP INC.

By:	/s/ Sujoy Gupta
Name: Sujoy Gupta
Title: Vice President

[Master Services Agreement]

Schedule A

IN WITNESS WHEREOF the Holding Entities have executed this Agreement as of the day and year first above written.

Brookfield BPY Holdings Inc.

By:	/s/ Allen Yi
Name: Allen Yi Title: Assistant Secretary

Address for Notice: Brookfield BPY Holdings Inc. Suite 300, Brookfield Place 181 Bay Street, Box 762 Toronto, Ontario M5J 2T3 Attention: Assistant Secretary

BPY Bermuda Holdings Limited

By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

Address for Notice: BPY Bermuda Holdings Limited 73 Front Street Hamilton HM 12 Bermuda Attention: Secretary

[Master Services Agreement]

BPY Bermuda Holdings II Limited

By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

Address for Notice: BPY Bermuda Holdings II Limited 73 Front Street Hamilton HM 12 Bermuda Attention: Secretary

BROOKFIELD BPY PROPERTY HOLDINGS I LLC

By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell Title: Senior Vice President and Secretary

Address for Notice: Brookfield BPY Property Holdings I LLC Brookfield Place 250 Vesey Street, 15th Floor New York, New York 10281-1023 Attention: Senior Vice President and Secretary

[Master Services Agreement]

BROOKFIELD BPY PROPERTY HOLDINGS iiI LLC

By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell Title: Senior Vice President and Secretary

Address for Notice: Brookfield BPY Property Holdings III LLC Brookfield Place 250 Vesey Street, 15th Floor New York, New York 10281-1023 Attention: Senior Vice President and Secretary

BROOKFIELD BPY RETAIL HOLDINGS I LLC

By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell Title: Senior Vice President and Secretary

Address for Notice: Brookfield BPY Retail Holdings I LLC Brookfield Place 250 Vesey Street, 15th Floor New York, New York 10281-1023 Attention: Senior Vice President and Secretary

[Master Services Agreement]

BROOKFIELD BPY RETAIL HOLDINGS iV LLC

By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell Title: Senior Vice President and Secretary

Address for Notice: Brookfield BPY Retail Holdings IV LLC Brookfield Place 250 Vesey Street, 15th Floor New York, New York 10281-1023 Attention: Senior Vice President and Secretary
BPY Bermuda Holdings III Limited

By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

Address for Notice: BPY Bermuda Holdings III Limited 73 Front Street Hamilton HM 12 Bermuda Attention: Secretary

[Master Services Agreement]

BROOKFIELD BPY RETAIL HOLDINGS II INC.

By:	/s/ Allen Yi
Name: Allen Yi Title: Assistant Secretary

Address for Notice: Brookfield BPY Retail Holdings II Inc. Suite 330, Brookfield Place 181 Bay Street, Box 762 Toronto, Ontario M5J 2T3 Attention: Assistant Secretary

BOP (GERMANY) HOLDINGS LTD.

By:	/s/ Keith Hyde
Name: Keith Hyde Title: Vice President, Taxation

Address for Notice: Brookfield Office Properties Inc. 181 Bay Street, Suite 330 Toronto, Ontario M5J 2T3 Attention: Vice President, Taxation

[Master Services Agreement]

BROOKFIELD office properties inc.

By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell Title: Senior Vice President and Secretary

Address for Notice: c/o Brookfield Office Properties Inc. 181 Bay Street, Suite 330 Toronto, ON M5J 2T3 Attention: Senior Vice President and Secretary

BROOKFIELD property split corp.

By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell Title: Senior Vice President and Secretary

Address for Notice: Brookfield Property Split Corp. 1055 West Georgia Street 1500 Royal Centre P.O. Box 11117 Vancouver, BC V6E 4N7 Attention: Secretary

[Master Services Agreement]

BP US REIT LLC

By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell Title: Senior Vice President and Secretary

Address for Notice: BP US REIT LLC Brookfield Place 250 Vesey Street, 15th Floor New York, New York 10281-1023 Attention: Senior Vice President and Secretary

BOP (USD) LTD.

By:	/s/ Keith Hyde
Name: Keith Hyde Title: Vice President, Taxation

Address for Notice: c/o Brookfield Office Properties Inc. 181 Bay Street, Suite 330 Toronto, ON M5J 2T3 Attention: Vice President, Taxation

[Master Services Agreement]

BOP (europe) Holdings Ltd.

By:	/s/ Keith Hyde
Name: Keith Hyde Title: Vice President, Taxation

Address for Notice: c/o Brookfield Office Properties Inc. 181 Bay Street, Suite 330 Toronto, ON M5J 2T3 Attention: Vice President, Taxation

Bopa holdings ltd.

By:	/s/ Keith Hyde
Name: Keith Hyde Title: Vice President, Taxation

Address for Notice: c/o Brookfield Office Properties Inc. 181 Bay Street, Suite 330 Toronto, ON M5J 2T3 Attention: Vice President, Taxation

[Master Services Agreement]

bpy bermuda holdings iv limited

By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

Address for Notice: c/o Brookfield Property Partners L.P. 73 Front Street, 5th Floor Hamilton, Bermuda HM 12 Attention: Secretary

bpy bermuda holdings v limited

By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

Address for Notice: c/o Brookfield Property Partners L.P. 73 Front Street, 5th Floor Hamilton, Bermuda HM 12 Attention: Secretary

[Master Services Agreement]

Schedule B

JOINDER TO MASTER SERVICES AGREEMENT

THIS JOINDER to the Master Services Agreement dated as of ■, 2018 among Brookfield Asset Management Inc. (“Brookfield”), Brookfield Property Partners L.P., Brookfield Property L.P., the UK Service Provider, the US Service Provider, the US Service Provider II, the Canadian Service Provider and the Holding Entities (the “Master Services Agreement”) is made and entered into as of this ■ day of ■, by ■, a [corporation/partnership/limited partnership] governed by the laws of ■ (the “New Service Provider”). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Master Services Agreement.

RECITALS:

A.         The Master Services Agreement provides that any Service Provider may, from time to time, appoint an Affiliate of Brookfield to act as a new Service Provider under that agreement;

B.         The New Service Provider is an Affiliate of Brookfield; and

C.         The ■ Service Provider wishes to appoint the New Service Provider to act as a new Service Provider under the Master Services Agreement and the New Service Provider wishes to accept such appointment.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Joinder and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

1.           Agreement to be Bound. The New Service Provider hereby agrees that upon execution of this Joinder, it shall become a party to the Master Services Agreement and acknowledges that it is fully bound by, and subject to, all of the covenants, representations, terms and conditions of the Service Providers under the Master Services Agreement.

2.           Successors and Assigns. Any purported assignment of this Joinder in violation of section 12.2 of the Master Services Agreement will be null and void.

3.           Enurement. This Joinder will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

4.           Notices. Notices and other communications to the New Service Provider will be addressed as follows:

■

5.           Counterparts. This Joinder may be signed in counterparts and each of such counterparts will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

6.           Governing Law. This Joinder will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[NEXT PAGE IS SIGNATURE PAGE]

IN WITNESS WHEREOF the parties have executed this Joinder as of the day and year first above written.

[■ SERVICE PROVIDER]

By:
Name:
Title:

[NEW SERVICE PROVIDER]

By:
Name:
Title:

[Joinder to Master Services Agreement]